Exhibit 99.1

Fusion Fuel Reports Revenue Growth to €14.4 Million in Fiscal Year 2025 and Provides Business Update

Dublin, May 7, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today reported selected fiscal year 2025 financial results and provided a business update.

Fiscal Year 2025 Financial Results Highlights

●	Revenue increased to approximately €14.4 million, up 798.1% compared to €1.6 million for fiscal year 2024, primarily due to the inclusion of a full year of revenue from the Company’s indirect majority-owned subsidiary, Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), in 2025, compared to consolidation beginning in the fourth quarter of 2024 following its acquisition.

●	Gross profit increased to approximately €4.2 million, up 855.4% compared to approximately €0.4 million in fiscal year 2024.

●	Operating loss decreased to approximately €7.9 million from approximately €17.3 million in fiscal year 2024, a 54.4% decrease.

●	Administration expenses decreased to approximately €11.9 million from approximately €16.5 million in fiscal year 2024, a 27.9% decrease.

●	Loss before tax decreased to approximately €1.1 million from approximately €15.3 million in fiscal year 2024.

●	Total comprehensive loss decreased to approximately €1.0 million from approximately €15.3 million in fiscal year 2024.

●	Non-IFRS adjusted operating loss decreased by 64% year-over-year to approximate €3.7 million from non-IFRS adjusted operating loss of approximately €10.3 million in fiscal year 2024.

Fiscal Year 2025 Operational Highlights

●	Completed the first full year of consolidated Al Shola Gas operations in fiscal year 2025, compared to one month of consolidation in fiscal year 2024, while continuing to expand the platform in the United Arab Emirates (“UAE”) energy services market through new contracts, fleet capacity, and recurring utility service opportunities.

●	Continued to expand the Company’s energy services business through Al Shola Gas, securing approximately $7 million in new engineering contracts and approximately $2 million in annual recurring fuel distribution contracts.

●	Pursued the Company’s strategic repositioning toward a diversified energy and industrial services platform.

●	Bright Hydrogen Solutions Limited (“BrightHy Solutions”) developed its hydrogen platform through new agent agreements, tenders progressing to final negotiations for two projects, and continued development under an investment and funding agreement for potential targeted deployment of up to €30 million of capital under a joint venture investment vehicle intended to finance industrial-scale European hydrogen plants with offtake agreements.

●	Formed Biosteam Energy (Proprietary) Limited (“BioSteam Energy”), a 51.0%-owned subsidiary, in the fourth quarter 2025, to conduct the Company’s first biomass-powered industrial steam project.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “2025 marked a pivotal year for Fusion Fuel as we delivered strong financial and operational progress while fundamentally transforming our business model. At the same time, we made significant strides in reducing operating expenses through disciplined cost management and restructuring initiatives. In particular, headcount reductions were implemented following the deconsolidation of our legacy hydrogen entities and broader restructuring initiatives. We continued to carry non-recurring transaction and wind-down costs in 2025, which we expect to taper off going forward. In addition, we added four non-executive directors to the Fusion Fuel board, strengthening our governance as we execute on our diversified energy strategy.”

“Operationally, we completed the first full year of consolidated operations with Al Shola Gas as part of Fusion Fuel, establishing a scaled platform in the UAE and expanded our recurring revenue base through new customer contracts. We also continued our strategic repositioning from a pure-play hydrogen company to a broader energy and royalty platform, continuing to build a diversified portfolio across multiple energy verticals. BrightHy Solutions advanced its hydrogen platform through new commercial agreements and a potential joint venture of up to €30 million to finance industrial-scale projects in Europe, while BioSteam Energy began operations, and, as of May 2026, has completed construction on its first biomass-powered industrial steam project in South Africa—marking our entry into a new geography and reinforcing our commitment to industrial decarbonization.”

“In parallel, we took a transformational step by signing a share exchange agreement with Royal Uranium Inc. (‘Royal Uranium’) for the acquisition of up to 100% of its equity and indirect ownership of a portfolio of 19 uranium and natural gas royalties across the Americas. Upon completion, we believe the transaction would provide Fusion Fuel with exposure to some of the fastest-growing segments of global energy demand driven by decarbonization, energy security, and AI-related power consumption. We believe that this transaction, together with the 2024 acquisition of Quality Industrial Corp., and its 51.0% stake in Al Shola Gas, create substantial long-term value for shareholders, combining cash generative operations with high value assets with significant growth potential.”

“Together, these initiatives reflect our strategy of building a diversified energy platform that generates value from today’s fossil fuel demand while accelerating clean energy infrastructure. Our mission is to own and grow a portfolio of independent, high-margin energy businesses spanning royalties, production, and distribution across multiple geographies and fuel types. Subject to completion of the Royal Uranium transaction, this platform will be anchored by strategic positions in uranium and natural gas, complemented by green hydrogen, biomass, and utility gas. We are building exposure across multiple points of the energy value chain through a technology-agnostic, capital-disciplined model.”

“Fusion Fuel has undergone a profound and transformative evolution over the past 18 months. We have moved from a single-product hydrogen technology developer to a diversified energy group with operations across Europe, the Middle East, and Africa. We believe we now have the foundations of a self-sustaining group of businesses underpinning the Company. We believe our pipeline of strategic opportunities in new areas reduces our exposure to any single market while positioning the Company for long-term revenue growth and valuation upside driven by our operating subsidiaries, which we expect will contribute meaningful, long-term cash flows over time,” concluded Mr. Figueira de Chaves.

Fiscal 2025 Financial Results

(€’000 unless otherwise stated)	FY 2025	FY 2024 (Restated)	Change
Revenue	14,415	1,605	798.1%
Gross profit	4,175	437	855.4%
Gross margin	29.0%	27.2%	1.8%
Operating loss	(7,898)	(17,330)	(54.4)%
Net finance income	5,611	230	2,339.6%
Loss before tax	(1,062)	(15,254)	(93.0)%
Total comprehensive loss for the year	(952)	(15,279)	(93.8)%
Loss attributable to HTOO shareholders	(1,694)	(15,333)	(89.0)%

Reconciliation to Non-IFRS Adjusted Operating Loss

(€’000)	FY 2025	FY 2024 (Restated)
Operating loss	(7,898)	(17,330)
Depreciation and amortization	2,596	2,631
Share-based payment expense	1,562	2,189
Inventory impairment	—	2,206
Non-IFRS adjusted operating loss	(3,740)	(10,304)

Note: The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Non-IFRS adjusted operating loss is a non-IFRS financial measure presented for informational purposes to illustrate underlying operating performance excluding Depreciation and amortization, share-based payment expense and inventory impairment. Non-IFRS adjusted operating loss is not a measure of financial performance under IFRS. Non-IFRS adjusted operating loss should not be considered in isolation or as an alternative to operating loss determined in accordance with IFRS. The items that were reversed to calculate non-IFRS adjusted operating loss are significant components in understanding and assessing the Company’s results of operations. The Company’s Non-IFRS adjusted operating loss may not be comparable to a similarly titled measure of another company because other entities may not calculate non-IFRS adjusted operating loss in the same manner. The table above is intended to present a reconciliation of non-IFRS adjusted operating loss to its most comparable IFRS measure, operating loss, as reported.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the Company’s strategic repositioning toward a diversified energy and industrial services platform; the expected completion and benefits of the planned acquisition of a portfolio of uranium and natural gas royalties from Royal Uranium; the anticipated contribution of the Company’s operating subsidiaries to long-term cash flows and profitability; the expected development and financing of industrial-scale European hydrogen plants through BrightHy Solutions and its joint venture initiative; the expected benefits of BioSteam Energy’s biomass-powered industrial steam projects; the Company’s expectations regarding the reduction of non-recurring transaction and wind-down costs; and the Company’s anticipated operational expansion. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the Royal Uranium transaction may not be completed on anticipated terms or at all; the Company’s ability to successfully integrate acquired businesses and realize anticipated synergies; adverse changes in commodity prices, including uranium, natural gas, and liquified petroleum gas; the Company’s ability to secure additional financing on favorable terms; risks related to operating in multiple jurisdictions, including regulatory, political, and currency risks; changes in applicable laws or regulations, including those related to energy, environmental, and securities matters; the Company’s ability to attract and retain customers and execute on its commercial pipeline; risks associated with the development and commercialization of hydrogen and biomass technologies; general economic and market conditions, including the impact of inflation, interest rates, and geopolitical instability; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu